SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549
				    ----------------


					Schedule 13D
				       (Rule 13d-101)

		  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
		TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
				       RULE 13d-2(a)

					(Amendment No.  ) 1


					Gehl Company
					------------
				      (Name of Issuer)


			Common Stock, par value $0.10 per share
   			---------------------------------------
          	            (Title of Class of Securities)


					368483103
					---------
				      (CUSIP Number)

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CUSIP No. 368483103			13D	         Page 1 of 8 Pages
-------------------					------------------

				    Darlene Mathieson
				  1201 Regent Avenue West
			             Winnipeg, Manitoba
					   R2C 3B2
				  ------------------------
 			(Name, Address and Telephone Number of Person
		       Authorized to Receive Notices and Communications)

					May 7, 2003
					-----------
		 (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box.    [ ]

	Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

==========================================================================
  1.	 	Name of Reporting Person
		John Buhler
---------------------------------------------------------------
  2.		Check the Appropriate Box if a Member of a Group   (a) [ ]
								   (b) [ ]
---------------------------------------------------------------
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CUSIP No. 368483103			13D	         Page 2 of 8 Pages
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--------------------------------------------------------------------------
  3.		SEC Use Only

--------------------------------------------------------------------------
  4.	 	Source of Funds

			 PF
--------------------------------------------------------------------------
  5.	 	Check Box if Disclosure of Legal Proceedings Is Required
		Pursuant to Items 2(d) or 2(e)			      [ ]

--------------------------------------------------------------------------
  6. 		Citizenship or Place of Organization

			Canada
--------------------------------------------------------------------------
NUMBER OF	7.      Sole Voting Power
SHARES
BENEFICIALLY		266,650
OWNED BY
EACH
REPORTING
PERSON WITH --------------------------------------------------------------
		8.    	Shared Voting Power

				0
	    --------------------------------------------------------------

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CUSIP No. 368483103			13D		Page 3 of 8 Pages
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		9.    	Sole Dispositive Power

				266,650
	    --------------------------------------------------------------
		10.    Shared Dispositive Power

				0
--------------------------------------------------------------------------
11.    		Aggregate Amount Beneficially Owned by Each
		       Reporting Person

				266,650
--------------------------------------------------------------------------
12.	 	Check Box if the Aggregate Amount in Row (11) Excludes
		Certain Shares
						[ ]
--------------------------------------------------------------------------
13.	 	Percent of Class Represented by Amount in Row (11)

				4.9%
--------------------------------------------------------------------------
14.	 	Type of Reporting Person

				IN
--------------------------------------------------------------------------
The following constitutes the Schedule 13D filed by the undersigned the "Schedule 13D").

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CUSIP No. 368483103			13D	         Page 4 of 8 Pages
-------------------					------------------


Item 1.		Security and Issuer.
		-------------------

		This Statement relates to 354,850 shares of Common Stock, par value $0.10 per share (the Shares), of Gehl Company (the Issuer).
The principal executive offices of Gehl Company are located at 143 Water Street, West Bend, Wisconsin 53095.

Item 2.    	Identity and Background.
		-----------------------

		(a)  This Statement is being filed by John Buhler
("Reporting Person").

		(b) The residing address is 107 Highland Park Drive, East St. Paul, Manitoba, R2E 0H4 .

		(c) During the five years prior to the date of this Statement, Mr. Buhler has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment,decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(d)  Mr. Buhler is a citizen of Canada.

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CUSIP No. 368483103			13D	         Page 5 of 8 Pages
-------------------					------------------


Item 3.    	Source and Amount of Funds or Other Consideration.
		-------------------------------------------------

		From time to time prior to May 7, 2003, Mr. Buhler used his personal funds to purchase 268,325 shares of Gehl Common Stock through open market purchases. The total cost of these purchases was $2,486,058.00


Item 4.		Purpose of Transaction.
		----------------------
		Mr. Buhler has held the Gehl common stock reported in
Item 5(a) for personal estate planning and investment purposes. As a Gehl stockholder, Mr. Buhler has periodically reviewed and evaluated and will continue to review and evaluate the market for Gehl common stock,the Company's business, prospects and financial condition, general economic conditions,a view toward potentially determining to increase or decrease his investment in Gehl common stock through purchases or sales in the open market, or otherwise. Mr. Buhler may take part from time to time in discussions regarding the Company with management or directors of the Company, other shareholders, investment and financing professionals, sources of credit and other potential investors. In connection with any such discussions, Mr. Buhler may consider the feasibility and advisability of various alternative courses of action with respect to his investment with the Company and Mr. Buhler reserves the right, subject to applicable law,
(i) to hold his Gehl common stock as a passive investor or as an active investor (including possibly as a member of a "group" with other beneficial owners of Gehl common stock or otherwise), (ii) to acquire

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CUSIP No. 368483103			13D	         Page 6 of 8 Pages
-------------------					------------------


beneficial ownership of additional Gehl common stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of his Gehl common stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, including a change in control of the Company, or (v) to change his intention with respect to any or all of the matters referred to in this Item 4. Mr. Buhler's decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, an ongoing evaluation of the Company and its' prospects, general market and economic conditions, conditions specifically affecting Mr. Buhler and other factors which Mr. Buhler may deem relevant to his investment decisions. Except as set forth herein, Mr. Buhler does not currently have any plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.		Interest in Securities of the Issuer.
		------------------------------------
 		(a) - (b) At the date of this statement, Mr. Buhler has sole voting and dispositive power with respect to 266,650 shares of Gehl common stock, representing approximately less than 5% of the total number of the issued and outstanding shares of Gehl common stock (based on information contained in the December 31, 2002 annual report), and is therefore no longer required to file.
		(c) Other then as reported herein. Mr. Buhler has not conducted any transactions in the shares in the past 60 days. See Schedule A.
		(d)  None

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CUSIP No. 368483103			13D	         Page 7 of 8 Pages
-------------------					------------------



 		(e)  Not applicable.


Item 6.    	Contracts, Arrangements, Understandings or Relationships
		with Respect to Securities of the Issuer.
 		----------------------------------------

		None.


Item 7.    	Material to be Filed as Exhibits.
		--------------------------------

		None


				SIGNATURE
				---------

After reasonable inquiry and to the best of the undersigned knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 16, 2003 				By:  [s]  John Buhler
						----------------------
						JOHN BUHLER

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CUSIP No. 368483103			13D	         Page 8 of 8 Pages
-------------------					------------------




				SCHEDULE A

General Statement of Acquisition of GEHL Shares by John Buhler
Opening    Date of     	      Shares    Shares     Price      Closing
Balance   Purchases  	     Purchased   Sold    Per Share    Balance
268,325   May 07, 2003  	1325      0        8.35   	269,650
          May 07, 2003  	2000      0        8.30   	271,650
          May 07, 2003  	2000      0        8.20   	273,650
          May 09, 2003  	5000      0        8.00   	278,650
          May 09, 2003  	2000      0        7.65   	280,650
          May 09, 2003  	2000      0        7.85   	282,650
          May 12, 2003  	2000      0        8.00   	284,650
          May 12, 2003  	2600      0        8.00   	287,250
          May 14, 2003  	2000      0        9.00   	289,250
          May 14, 2003  	1200      0        8.75   	290,450
          May 16, 2003  	3300      0        8.80   	293,750
          May 16, 2003  	1700      0        8.78   	295,450
          May 16, 2003  	 800      0        8.75   	296,250
          May 19, 2003  	5000      0        8.50   	301,250
          May 20, 2003  	5000      0        8.50   	306,250
          May 22, 2003  	2000      0        9.00   	308,250
          May 22, 2003  	4000      0        8.60   	312,250
          May 23, 2003  	4000      0        8.60   	316,250
          May 27, 2003         13700      0        8.60   	329,950
          May 28, 2003           550      0        8.80   	330,500
          May 28, 2003           500      0        8.79   	331,000
          May 28, 2003    	 950      0        8.78   	331,950
          May 28, 2003   	2000      0        8.75   	333,950
          May 28, 2003  	2000      0   	   8.70   	335,950
          May 28, 2003          1600      0   	   8.65   	337,550
          May 29, 2003   	2000      0    	   8.60   	339,550
          May 30, 2003   	2000      0   	   8.80   	341,550
	  May 30, 2003         12000	  0        8.85   	353,550
          May 30, 2003   	1300      0   	   8.80   	354,850
	 June 23, 2003		 	100	  10.50		354,750
	 June 25, 2003		       3400	  10.35		351,350
	 June 26, 2003		       1000	  10.41		350,350
	 June 27, 2003		        200	  10.25		350,150
	 June 30, 2003		       5200	  10.25		344,950
    	 June 30, 2003		       4800	  10.20		340,150
	 July 02, 2003		       1900	  10.04		338,250
	 July 02, 2003		       8600	  10.10		329,650
	 July 02, 2003		      	100	  10.08		329,550
	 July 02, 2003		      23400	  10.03		306,150
 	 July 02, 2003		 	300	  10.06		305,850
	 July 02, 2003			600	  10.12		305,250
	 July 02, 2003		       1500	  10.11		303,750
	 July 03, 2003		      25900	  10.10		277,850
	 July 07, 2003		       1000	  10.10		276,850
	 July 07, 2003		 	900	  10.11		275,950
	 July 08, 2003		       2900	   9.90		273,050
	 July 08, 2003		       1000	   9.95		272,050
	 July 08, 2003		       5100	   9.75		266,950
	 July 08, 2003			300	   9.85		266,650